Exhibit 99.1

China Hydroelectric Corporation Announces Additions to its Board of Directors and Management Team

Beijing, August 21, 2013 /PRNewswire-Asia-FirstCall/— China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced additions to its Board of Directors and management team.

Mr. Allard Nooy was appointed by the Company’s Board of Directors as an independent non-executive director effective August 19, 2013.  Mr. Nooy has more than 19 years of experience with major water-related infrastructure projects in Asia.  He most recently served as CEO of Jindal Water Infrastructure, Ltd.  Prior to that, he led multiple renewable energy projects in China as President Asia Pacific with U.S. based Covanta Energy, one of the world’s largest waste-to-energy companies.  He was also previously the regional director at Leighton Asia and RWE-Thames Water.  Mr. Nooy completed his MBA and Engineering studies from Amberes University - PWU, Antwerp, Belgium and is based in Hong Kong.

Mr. Daniel Chan was appointed as the Company’s Chief Operating Officer in the second quarter of 2013.  Mr. Chan brings 32 years of experience in the international power industry and is a registered professional engineer in the United States.  For the past 16 years, Daniel has been in charge of construction, operations and maintenance of several hydro power and other power projects in the PRC with Meiya Power, a leading independent power producer (IPP) in Asia that was acquired by Guangdong Nuclear.

“We are pleased to have both Allard and Daniel join the team at China Hydroelectric,” stated Mr. Amit Gupta, Chairman of China Hydroelectric Corporation.  “They bring a track record of success in large energy infrastructure projects in the region and demonstrate China Hydroelectric’s commitment to strong corporate governance and internal controls.”

Dr. You-su Lin, Interim CEO of the Company, added, “I am pleased to welcome Allard and Daniel to China Hydroelectric. They bring a wealth of operational expertise and will complement our existing team.  In addition, the Company hired May Pang as General Counsel and Cherry Pang as its Finance Manager and Secretary to the Board earlier this year.  All these hires are important steps towards strengthening our core management team with seasoned professionals. They will be immediate contributors to our efforts at China Hydroelectric.”

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner, developer and operator of small hydroelectric power projects in China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. The Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 25 operating hydropower stations in China with total installed capacity of 517.8 MW, of which it acquired 21 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan.  Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric, please visit the Company’s website at http://www.chinahydroelectric.com.

For more information, please contact:

China Hydroelectric Corporation
Scott Powell Investor Relations and Corporate Communications Phone (U.S.): +1-646-650-1351 Email: ir@china-hydro.com	James Hull Financial Analyst Phone (China): +86-10-6408-2341 Email: james.hull@chinahydroelectric.com

ICR, LLC Gary Dvorchak, CFA Senior Vice President Phone (China): +86-10-6583-7500 Phone (U.S.): +1 (310) 954-1123 Email: gary.dvorchak@icrinc.com